EXHIBIT 4.9

PLEDGE AND SECURITY AGREEMENT

This PLEDGE AND SECURITY AGREEMENT, dated as of December 28, 2006 (this “Agreement”), is entered into by and among PRB Oil & Gas, Inc., a Colorado corporation as issuer (the “Company”), and PRB Energy, Inc., a Nevada corporation (“PRB Energy”), and PRB Gathering, Inc., a Colorado corporation (“PRB Gathering” and together with PRB Energy, the “Guarantors” and each a “Guarantor” and the Guarantors together with the Company, the “Debtors” and each a “Debtor”) and such Holders of those certain Senior Secured Debentures due August 31, 2008 (or other date as set forth therein) (each a “Secured Party” and together, the “Secured Parties”) in the original aggregate principal amount of $15,000,000, as the same may be amended from time to time, (the “Debentures”), issued by the Company to the Secured Parties in connection with that certain Securities Purchase Agreement entered into by and among the Company and the Secured Parties, and guaranteed by the Guarantors, on the date hereof (the “Securities Purchase Agreement”).

W I T N E S S E T H:

WHEREAS, pursuant to the Debentures, the Secured Parties have extended and have agreed to extend certain credit extensions described above to the Company as evidenced by the Debentures;

NOW, THEREFORE, in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.             Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth in this Section 1.  Terms used but not otherwise defined in this Agreement that are defined in Article 9 of the UCC (such as “general intangibles” and “proceeds”) shall have the respective meanings given such terms in Article 9 of the UCC, and capitalized terms not otherwise defined herein shall have the meaning given them in the Securities Purchase Agreement described above.

(a)           “Collateral” means the collateral in which the Secured Parties are granted a security interest by this Agreement, or otherwise so obligated to grant a security interest under the Securities Purchase Agreement, Debenture, or Guaranty and which shall include the following, whether presently owned or existing or hereafter acquired or coming into existence, and all additions and accessions thereto and all substitutions and replacements thereof, and all proceeds, products and accounts thereof, including, without limitation, all proceeds from the sale or transfer of the Collateral and of insurance covering the same and of any tort claims in connection therewith:

(i)            all Accounts, Deposit Accounts (to be provided pursuant to the Post-Closing Security Letter Agreement entered into on the Closing date by and among the Secured Parties and the Debtors), Instruments, Documents, Chattel Paper (whether Tangible Chattel Paper or Electronic Chattel Paper), Goods (including Inventory, Equipment,

Fixtures and Motor Vehicles), Payment Intangibles, Software and other General Intangibles and all Letter-of-Credit Rights;

(ii)           the shares of common stock and preferred stock of, or partnership, membership and other ownership interests in any subsidiary organized under the laws of the United States or any political subdivision thereof, now or hereafter owned by any Debtor (other than treasury stock of PRB Energy), and all certificates evidencing the same (collectively, the “Pledged Equity”) which are attached hereto on Schedule A, together with, in each case:

(1)           all shares, securities, monies or property representing a dividend on any of the Pledged Equity, or representing a distribution or return of capital upon or in respect of the Pledged Equity, or resulting from a split up, revision, reclassification or other like change of the Pledged Equity or otherwise received in exchange therefor, and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, the Pledged Equity, and

(2)           without affecting the obligations of the Debtors under any provision prohibiting such action hereunder or under any other Transaction Document, in the event of any consolidation or merger or similar transaction in which a subsidiary of such Debtor is not the surviving corporation, all ownership interests of any class or character of the successor corporation (unless such successor corporation is that Debtor itself), formed by or resulting from such consolidation or merger (the Pledged Equity, together with all other certificates, shares, securities, properties or moneys as may from time to time be pledged hereunder pursuant to this clause (2) and clause (1) above being herein collectively called the “Equity Collateral”);

(iii)          all Investment Property, Financial Assets and Securities Accounts not covered by the foregoing clauses, (i), (i) and (iii);

(iv)          all Intellectual Property;

(v)           all commercial tort claims described on Schedule B hereto;

(vi)          All other tangible and intangible property of each Debtor, including all books, correspondence, credit files, records, invoices, tapes, cards, computer runs and other papers and documents in the possession or under the control of the Debtor or any computer bureau or service company from time to time acting for such Debtor;

(vii)         all Proceeds and products in whatever form of all or any part of the other Collateral, including all rents, profits, income and benefits and all proceeds of insurance and all condemnation awards and all other compensation for any event of loss with respect to all or any part of the other Collateral (together with all rights to recover and proceed with respect to the same), and all accessions to, substitutions for and replacements of all or any part of the other Collateral;

(viii)        the Collateral shall not include the Excluded Collateral.

(b)           “Excluded Collateral” means the assets of the Debtors expressly set forth in Annex A  (provided that, upon the termination and release of the Liens existing as of the date hereof of Rocky Mountain Gas in the RMG Assets (as such term is defined in the Debentures),  the RMG Assets shall cease to be part of the Excluded Collateral).

(c)           “Obligations” means all obligations of the Debtors owed to the Secured Parties whether now or hereafter existing, voluntary or involuntary, direct or indirect, absolute or contingent, liquidated or unliquidated, whether or not jointly owed with others, and whether or not from time to time decreased or extinguished and later increased, created or incurred, and all or any portion of such obligations or liabilities that are paid, to the extent all or any part of such payment is avoided or recovered directly or indirectly from the Secured Parties as a preference, fraudulent transfer or otherwise as such obligations may be amended, supplemented, converted, extended or modified from time to time.

(d)           “Required Holders” has the meaning set forth the Debenture and shall include the Agent acting on behalf of the Required Holders pursuant to their written instructions.

(e)           “UCC” means the Uniform Commercial Code and or any other applicable law of any jurisdiction (including, without limitation, the state of Nevada, Colorado, Wyoming and New York) as to any Collateral located therein.

2.             Grant of Security Interest.

As an inducement for the Secured Parties to extend the credit as evidenced by the Debentures and to secure the complete and timely payment, performance and discharge in full, as the case may be, of all of the Obligations, each Debtor hereby unconditionally and irrevocably pledges, grants and hypothecates to the Secured Parties a continuing security interest in and to, a lien upon and a right of set-off against all of their respective right, title and interest of whatsoever kind and nature in and to, the Collateral (the “Security Interest”).

3.             Representations, Warranties, Covenants and Agreements of the Debtors.  Each Debtor represents and warrants to, and covenants and agrees with, the Secured Parties as follows:

(a)           Each Debtor has the requisite corporate power and authority to enter into this Agreement and otherwise to carry out its obligations hereunder.  The execution, delivery and performance by each Debtor of this Agreement and the filings contemplated therein have been duly authorized by all necessary action on the part of each Debtor and no further action is required by each Debtor.

(b)           Each Debtor has no place of business or offices where its books of account and records are kept (other than temporarily at the offices of its attorneys or accountants)

or places where Collateral is stored or located, except as set forth on Schedule C attached hereto.

(c)           Each Debtor is the sole owner of its Collateral, free and clear of any conflicting ownership interest or liens, security interests, encumbrances, rights or claims (except for Permitted Liens), and is fully authorized to grant the Security Interest in and to pledge the Collateral.  There is not on file in any governmental or regulatory authority, agency or recording office an effective financing statement, security agreement, license or transfer or any notice of any of the foregoing (other than those filed in favor of the Secured Parties) covering or affecting any of the Collateral.  So long as this Agreement shall be in effect, no Debtor shall execute and shall knowingly permit to be on file in any such office or agency any such financing statement or other document or instrument (except (i) for Permitted Liens and (ii) to the extent filed or recorded in favor of the Secured Parties pursuant to the terms of this Agreement).

(d)           To each Debtor’s knowledge, no part of its ownership rights to its Collateral has been judged invalid or unenforceable.  No written claim has been received that any Collateral or any Debtor’s use of any Collateral violates the rights of any third party.  There has been no adverse decision to any Debtor’s claim of ownership rights in or exclusive rights to use of its Collateral in any jurisdiction or to any Debtor’s right to keep and maintain such Collateral in full force and effect, and there is no proceeding involving said rights pending or, to the best knowledge of such Debtor, threatened before any court, judicial body, administrative or regulatory agency, arbitrator or other governmental authority.

(e)           Each Debtor shall at all times maintain its books of account and records relating to the Collateral at its principal place of business and its Collateral at the locations set forth on Schedule C and may not relocate such books of account and records or tangible Collateral unless it delivers to the Secured Parties at least 30 days prior to such relocation (i) written notice of such relocation and the new location thereof (which must be within the United States) and (ii) evidence that appropriate financing statements under the UCC and other necessary documents have been filed and recorded and other steps have been taken to perfect the Security Interest to create in favor of each of the Secured Parties a valid, perfected and continuing perfected first priority lien in the Collateral (other than with respect to the oil and gas real property that forms a part of the Collateral, in which will be created a valid, perfected and continuing perfected lien in such property; provided however, each Debtor shall promptly inform the Secured Parties upon learning of any  prior lien on such oil and gas interests that would be materially adverse to the interests of the Secured Parties thereon).

(f)            This Agreement together with such mortgages, deeds of trust, trust deeds, assignment of production and other agreements to be provided pursuant to the Post-Closing Security Letter Agreement entered into on the Closing date by and among the Secured Parties and the Debtors, creates, or will create, in favor of the Secured Parties a valid security interest in the Collateral securing the payment and performance of the Obligations and, upon making the filings described in the immediately following sentence, will create a perfected first priority security interest in such Collateral (other than with respect to the oil and gas real property that forms a part of the Collateral, in which will be created a perfected security interest in such property; provided however, each Debtor has no knowledge of any prior liens on such oil and gas interests such that alone or in the aggregate would that would be materially adverse to the interests of the  Secured Parties thereon).

(g)           Each Debtor hereby authorizes each of the Secured Parties to file one or more financing statements under the UCC, with respect to the Security Interest with the proper filing and recording agencies in any jurisdiction deemed proper by them.

(h)           The execution, delivery and performance of this Agreement by each Debtor does not conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing such Debtor’s debt or otherwise) or other understanding to which such Debtor is a party or by which any property or asset of such Debtor is bound or affected.  No consent (including, without limitation, from stockholders or creditors of such Debtor) is required for such Debtor to enter into and perform its obligations hereunder.

(i)            After making the filings contemplated by Section 3(f), each Debtor shall at all times maintain the liens and Security Interest provided for hereunder as valid and perfected first priority liens and security interests in the Collateral as described in Sections 3(e) and (f) of this Agreement in favor of the Secured Parties until this Agreement and the Security Interest hereunder shall be terminated pursuant to Section 11 hereof.  Each Debtor hereby agrees to defend the same against any and all persons.  Each Debtor shall safeguard and protect all Collateral for the account of the Secured Parties.  Each Debtor irrevocably authorizes the Secured Parties at any time and from time to time to file in any filing office in any jurisdiction any initial financing statement or amendment thereto that indicates the collateral as “all assets” or “all personal property” of such Debtor or words of similar effect and will pay the cost of filing the same in all public offices wherever filing is, or is deemed by the Secured Parties to be, necessary or desirable to effect the rights and obligations provided for herein.  Without limiting the generality of the foregoing, the Debtors shall pay all fees, taxes and other amounts necessary to maintain the Collateral and the Security Interest hereunder, and the Debtors shall obtain and furnish to the Secured Parties from time to time, upon demand, such releases and/or subordinations of claims and liens which may be required to maintain the priority of the Security Interest hereunder.

(j)            No Debtor will directly or indirectly, consummate an Asset Sale, as such is defined in the Debenture.

(k)           Each Debtor shall keep and preserve its Equipment, Inventory and other tangible Collateral in good condition, repair and order and shall not operate or locate any such Collateral (or cause to be operated or located) in any area excluded from insurance coverage.

(l)            Each Debtor shall, within ten (10) days of obtaining knowledge thereof, advise the Secured Parties promptly, in sufficient detail, of any substantial change in the Collateral, and of the occurrence of any event which would have a material adverse effect on the value of the Collateral or on the Secured Parties’ security interest therein.

(m)          Each Debtor shall promptly execute and deliver to the Secured Parties such further deeds, mortgages, fixture filings, assignments, security agreements, financing statements or other instruments, documents, certificates and assurances and take such further action as any Secured Party may from time to time request and may in its sole discretion deem necessary to perfect, protect or enforce its security interest in the Collateral or any additional collateral, including, without limitation, the execution and delivery of separate mortgages and fixture filings, which shall be satisfactory to the Secured Parties in their sole discretion for real or personal property interest.

(n)           Each Debtor shall permit the Secured Parties and their representatives and agents to inspect the Collateral at any time, with reasonable advance notice, and to make copies of records pertaining to the Collateral as may be requested by the Secured Parties from time to time.

(o)           Each Debtor shall take all steps reasonably necessary to diligently pursue and seek to preserve, enforce and collect any rights, claims, causes of action and accounts receivable in respect of its Collateral other than as normal and customary in the ordinary course of such Debtor’s business.

(p)           Each Debtor shall promptly notify the Secured Parties in sufficient detail upon becoming aware of any attachment, garnishment, execution or other legal process levied against its Collateral and of any other information received by such Debtor which would have a material adverse effect on the value of the Collateral, the Security Interest or the rights and remedies of the Secured Parties hereunder.

(q)           All information heretofore, herein or hereafter supplied to the Secured Parties by or on behalf of any Debtor with respect to the Collateral is accurate and complete in all material respects as of the date furnished.

(r)            Each Debtor shall, and cause it subsidiaries, if any, to, at all times preserve and keep in full force and effect their respective valid existence and good standing and any rights and franchises material to their businesses.

(s)           Each Debtor will not change its name, corporate structure, or identity, or add any new fictitious name unless it provides at least 30 days prior written notice to the Secured Parties of such change and, at the time of such written notification, such Debtor provides any financing statements or fixture filings necessary to perfect and continue perfected the perfected first priority Security Interest granted and evidenced by this Agreement.

(t)            No Debtor may consign any of its Inventory or sell any of its Inventory on bill and hold, sale or return, sale on approval, or other conditional terms of sale without the consent of the Secured Parties which shall not be unreasonably withheld.

(u)           No Debtor may relocate its chief executive office to a new location without providing thirty (30) days prior written notification thereof to the Secured Parties and so long as, at the time of such written notification, such Debtor provides any financing statements or fixture filings necessary to perfect and continue perfected the perfected first priority Security Interest granted and evidenced by this Agreement.

4.             Defaults. The following events shall be “Events of Default”:

(a)           The occurrence of an Event of Default (as defined in any of the Debentures) under the Debenture;

(b)           Any representation or warranty of any Debtor in this Agreement shall prove to have been incorrect in any material respect when made;

(c)           The failure by any Debtor to observe or perform any of its obligations hereunder for (i) ten (10) days after delivery to all Debtors of notice of such failure by or on behalf of a Secured Party if such failure is not able to be cured, or (ii) thirty (30) days after delivery to all Debtors of notice of such failure by or on behalf of a Secured Party if such failure is able to be cured and the Debtor is diligently prosecuting such cure; or

(d)           If any provision of this Agreement shall at any time for any reason be declared to be null and void, or the validity or enforceability hereof shall be contested by any Debtor, or a proceeding shall be commenced by any Debtor, or by any governmental authority having jurisdiction over any Debtor, seeking to establish the invalidity or unenforceability thereof, or any Debtor shall deny that any Debtor has any liability or obligation purported to be created under this Agreement.

5.             Duty To Hold In Trust.  Upon the occurrence of any Event of Default and at any time thereafter, each Debtor shall, upon receipt of any revenue, income or other sums subject to the Security Interest, whether payable pursuant to the Debentures or otherwise, or of any check, draft, note, trade acceptance or other instrument evidencing an obligation to pay any such sum, hold the same in trust for the Secured Parties and shall forthwith endorse and transfer any such sums or instruments, or both, to the Secured Parties (pro rata in accordance with the principal amount of Debentures held by each) for application to the satisfaction of the Obligations.

6.             Rights and Remedies Upon Default.  Upon the occurrence of any Event of Default and at any time thereafter, the Required Holders on behalf of all Secured Parties shall have the right to exercise all of the remedies conferred hereunder and under the Debentures, and all the rights and remedies of a secured party under the UCC.  Without limitation, the Required Holders, on behalf of all Secured Parties, shall have the following rights and powers:

(a)           The Required Holders, acting through the Agent, shall have the right to take possession of the Collateral and, for that purpose, enter, with the aid and assistance of any person, any premises where the Collateral, or any part thereof, is or may be placed and remove the same, and each Debtor shall assemble the Collateral and make it available to the Required Holders at places which the Required Holders shall reasonably select, whether at such Debtor’s premises or elsewhere, and make available to the Required Holders, without rent, all of such Debtor’s respective premises and facilities for the purpose of the Required Holders taking possession of, removing or putting the Collateral in saleable or disposable form.

(b)           The Required Holders, acting through the Agent, shall have the right to operate the business of the Debtors using the Collateral and shall have the right to assign, sell, lease or otherwise dispose of and deliver all or any part of the Collateral, at public or private sale or otherwise, either with or without special conditions or stipulations, for cash or on credit or for future delivery, in such parcel or parcels and at such time or times and at such place or places, and upon such terms and conditions as the Required Holders may deem commercially reasonable, all without (except as shall be required by applicable statute and cannot be waived) advertisement or demand upon or notice to the Debtors or right of redemption of any Debtor, which are hereby expressly waived.  Upon each such sale, lease, assignment or other transfer of Collateral, the Required Holders may, unless prohibited by applicable law which cannot be waived, purchase all or any part of the Collateral being sold, free from and discharged of all trusts, claims, right of redemption and equities of any Debtor, which are hereby waived and released.

7.             Applications of Proceeds. The proceeds of any such sale, lease or other disposition of the Collateral hereunder shall be applied first, to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like (including, without limitation, any taxes, fees and other costs incurred in connection therewith) of the Collateral, to the reasonable attorneys’ fees and expenses incurred by the Secured Parties in enforcing their rights hereunder and in connection with collecting, storing and disposing of the Collateral, and then to satisfaction of the Obligations to each Secured Party, and to the payment of any other amounts required by applicable law, after which the Secured Parties shall pay to the Debtors any surplus proceeds.  If, upon the sale, license or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which the Secured Parties are legally entitled, the Debtors will be liable for the deficiency, together with interest thereon, at the rate of 18% per annum or the lesser amount permitted by applicable law (the “Default Rate”), and the reasonable fees of any attorneys employed by the Required Holders to collect such deficiency.  To the extent permitted by applicable law, each Debtor waives all claims, damages and demands against the Secured Parties arising out of the repossession, removal, retention or sale of the Collateral, unless due to the gross negligence or willful misconduct of the Secured Parties.

8.             Costs and Expenses. The Debtors agree to pay all reasonable out-of-pocket fees, costs and expenses incurred in connection with any filing required hereunder, including without limitation, any financing statements pursuant to the UCC, continuation statements, partial releases and/or termination statements related thereto or any expenses of any searches reasonably required by any Secured Party.  The Debtors shall also pay all other claims and charges which in the reasonable opinion of the Required Holders might prejudice, imperil or otherwise affect the Collateral or the Security Interest therein.  The Debtors will also, upon demand, pay to the Required Holders the amount of any and all reasonable expenses, including the reasonable fees and expenses of their counsel and of any experts and agents, which the Required Holders may incur in connection with (i) the enforcement of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, or (iii) the exercise or enforcement of any of the rights of the Secured Parties under the Debentures.  Until so paid, any fees payable hereunder shall be added to the principal amount of the Debentures and shall bear interest at the Default Rate.

9.             Responsibility for Collateral.  Each Debtor assumes all liabilities and responsibility in connection with all Collateral (except for such Collateral that is perfected by possession or control and only to the extent such is in the possession of a Secured Party or its agent), and the Obligations shall in no way be affected or diminished by reason of the loss, destruction, damage or theft of any of the Collateral or its unavailability for any reason.

10.           Security Interest Absolute. All rights of each Secured Party and all Obligations of the Debtors hereunder shall be absolute and unconditional, irrespective of: (a) any lack of validity or enforceability of this Agreement, the Debentures or any agreement entered into in connection with the foregoing, or any portion hereof or thereof; (b) any change in the time, manner or place of payment or performance of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Debentures or any other agreement entered into in connection with the foregoing; (c) any exchange, release or nonperfection of any of the Collateral, or any release or amendment or waiver of or consent to departure from any other collateral for, or any guaranty, or any other security, for all or any of the Obligations; (d) any action by the Required Holders to obtain, adjust, settle and cancel in its sole discretion any insurance claims or matters made or arising in connection with the Collateral; or (e) any other circumstance which might otherwise constitute any legal or equitable defense available to any Debtor, or a discharge of all or any part of the Security Interest granted hereby.  Until the Obligations shall have been paid and performed in full, the rights of each Secured Party shall continue even if the Obligations are barred for any reason, including, without limitation, the running of the statute of limitations or bankruptcy.  The Debtor expressly waives presentment, protest, notice of protest, demand, notice of nonpayment and demand for performance. In the event that at any time any transfer of any Collateral or any payment received by any Secured Party hereunder shall be deemed by final order of a court of competent jurisdiction to have been a voidable preference or fraudulent conveyance under the bankruptcy or insolvency laws of the United States, or shall be deemed to be otherwise due to any party other than any Secured Party, then, in any such event, the Debtors’ obligations hereunder shall survive cancellation of this Agreement, and shall not be discharged or satisfied by any prior payment thereof and/or cancellation of this Agreement, but shall remain a valid and binding obligation enforceable in accordance with the terms and provisions hereof.  Each Debtor waives all right to require a Secured Party to proceed against any other person or Debtor or to apply any Collateral which such Secured Party may hold at any time, or to marshal assets, or to pursue any other remedy. Each Debtor waives any defense arising by reason of the application of the statute of limitations to any obligation secured hereby.

11.           Term of Agreement. This Agreement and the Security Interest shall terminate on the date on which all payments under the Debentures have been made in full or have been satisfied and all other Obligations have been paid or discharged.  Upon such termination, each Secured Party, at the request and at the expense of the Debtors, will join in executing any termination statement or similar statement with respect to any financing statement or other security instrument executed and filed pursuant to this Agreement.

12.           Power of Attorney; Further Assurances.

(a)           Each Debtor authorizes the Required Holders, and the Agent acting pursuant to the written instructions of the Required Holders, and does hereby make, constitute and appoint the Agent, acting on behalf of and pursuant to the written instructions of the Required Holders, and each of the Agent’s officers, agents, successors or assigns with full power of substitution, as such Debtor’s true and lawful attorney-in-fact, with power, in the name of the Required Holders, the Agent or such Debtor, after the occurrence and during the continuance of an Event of Default, (i) to endorse any note, checks, drafts, money orders or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of the Secured Party; (ii) to sign and endorse any financing statement pursuant to the UCC or any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to the Collateral; (iii) to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the Collateral; (iv) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; and (v) generally, to do, at the option of the Required Holders, and at the expense of the Debtors, at any time, or from time to time, all acts and things which the Required Holders or the Agent acting on their behalf, deem necessary to protect, preserve and realize upon the Collateral and the Security Interest granted therein in order to effect the intent of this Agreement and the Debentures all as fully and effectually as the Debtors might or could do; and each Debtor hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof.  This power of attorney is coupled with an interest and shall be irrevocable for the term of this Agreement and thereafter as long as any of the Obligations shall be outstanding.

(b)           On a continuing basis, each Debtor will make, execute, acknowledge, deliver, file and record, as the case may be, with the proper filing and recording agencies in any jurisdiction, including, without limitation, the jurisdictions indicated on Schedule C attached hereto, all such instruments, and take all such action as may reasonably be deemed necessary or advisable, or as reasonably requested by the Agent, to perfect the Security Interest granted hereunder and otherwise to carry out the intent and purposes of this Agreement, or for assuring and confirming to the Required Holders the grant or perfection of a perfected first priority security interest in all the Collateral under the UCC (other than with respect to the oil and gas real property that forms a part of the Collateral, in which will be created a perfected security interest in such property; provided however, each Debtor has no knowledge of any prior liens on such oil and gas interests such that alone or in the aggregate would that would be materially adverse to the interests of the  Secured Parties thereon).

(c)           Each Debtor hereby irrevocably appoints the Required Holders and the Agent acting on their behalf, as the Debtor’s attorney-in-fact, with full authority in the place and instead of the Debtor and in the name of the Debtor, from time to time in the Required Holders’ or the Agent’s discretion, to take any action and to execute any instrument which the Required Holders or the Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including the filing, in its sole discretion, of one or more financing or continuation statements and amendments thereto, relative to any of the Collateral without the signature of such Debtor where permitted by law.

13.           Notices. All notices, requests, demands and other communications hereunder shall be subject to the notice provision of the applicable Securities Purchase Agreement with notices to PRB Gathering given in the same manner as notices to PRB Energy in the Securities Purchase Agreement.

14.           Other Security. To the extent that the Obligations are now or hereafter secured by property other than the Collateral or by the guarantee, endorsement or property of any other person, firm, corporation or other entity, then the Required Holders shall have the right, in their  sole discretion, to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any Secured Party’s rights and remedies hereunder.

15.           Best Efforts for Licensed Collateral. Notwithstanding any other provision contained herein or any of the other Transaction Documents, upon the occurrence of an Event of Default, each Debtor hereby agrees that with respect to any part of the Collateral which may require the consent of any third party or third parties in order for such Debtor to transfer and/or convey its interest in and to such Collateral to the Required Holders, as may be required in accordance herewith, such Debtor agrees to and shall use its best efforts to obtain such consents or approvals in as expedient manner as possible.

16.           Agency.

(a)           Appointment.  The Required Holders by their acceptance of the benefits of this Agreement, hereby designate DKR SOUNDSHORE OASIS HOLDING FUND LTD. as their representative (the “Agent”) to act as specified herein.  The Required Holders shall by written consent from time to time as they shall deem appropriate, authorize the Agent to take such action on their behalf under the provisions of this Agreement and any other Transaction Document (as such term is defined in the Debentures) and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto.  The Agent may perform any of its duties hereunder by or through its agents or employees.

(b)           Nature of Duties.  The Agent shall have no duties or responsibilities except those expressly set forth in this Agreement.  Neither the Agent nor any of its partners, members, shareholders, officers, directors, employees or agents shall be liable for any action taken or omitted by it as such under this Agreement or hereunder or in connection herewith or therewith, be responsible for the consequence of any oversight or error of judgment or answerable for any loss, unless caused solely by its or their gross negligence or willful misconduct as determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction.  The duties of the Agent shall be mechanical and administrative in nature; the Agent shall not have by reason of this Agreement or any other Transaction Document a fiduciary relationship in respect of any Debtor or any Secured Party; and nothing in this Agreement or any other Transaction Document, expressed or implied, is intended to or shall be so construed as to impose upon the Agent any obligations in respect of this Agreement or any other Transaction Document except as expressly set forth herein and therein.

(c)           Lack of Reliance on the Agent.  Independently and without reliance upon the Agent, each Secured Party, to the extent it deems appropriate, has made and shall continue to make (i) its own independent investigation of the financial condition and affairs of the Company and its subsidiaries in connection with such Secured Party’s investment in the Debtors, the creation and continuance of the Obligations, the transactions contemplated by the Transaction Documents, and the taking or not taking of any action in connection therewith, and (ii) its own appraisal of the creditworthiness of the Company and its subsidiaries, and of the value of the Collateral from time to time, and the Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Secured Party with any credit, market or other information with respect thereto, whether coming into its possession before any Obligations are incurred or at any time or times thereafter.  The Agent shall not be responsible to the Debtors or any Secured Party for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith, or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectibility, priority or sufficiency of this Agreement or any other Transaction Document, or for the financial condition of the Debtors or the value of any of the Collateral, or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Transaction Document, or the financial condition of the Debtors, or the value of any of the Collateral, or the existence or possible existence of any default or Event of Default under this Agreement, the Debentures or any of the other Transaction Documents.

(d)           Certain Rights of the Agent.  Subject to this Agreement, the Agent shall have the right to take any action with respect to the Collateral, on behalf of all of the Secured Parties.  To the extent practical, the Required Holders shall provide the Agent with instructions with respect to any material act or action (including failure to act) in connection with this Agreement or any other Transaction Document, and the Agent shall be entitled to act or refrain from acting in accordance with the instructions of the Required Holders; if such instructions are not provided despite the Agent’s request therefor, the Agent shall be entitled to refrain from such act or taking such action, and if such action is taken, shall be entitled to appropriate indemnification from the Secured Parties in respect of actions to be taken by the Agent; and the Agent shall not incur liability to any person or entity by reason of so refraining.  Without limiting the foregoing, (a) no Secured Party shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting hereunder in accordance with the terms of this Agreement or any other Transaction Document, and the Debtors shall have no right to question or challenge the authority of, or the instructions given to, the Agent pursuant to the foregoing and (b) the Agent shall not be required to take any action which the Agent believes (i) could reasonably be expected to expose it to personal liability or (ii) is contrary to this Agreement, the Transaction Documents or applicable law.

(e)           Reliance  The Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other document or telephone message signed, sent or made by the proper person or entity, and, with respect to all legal matters pertaining to this Agreement and the other Transaction Documents and its duties thereunder, upon advice of counsel selected by it and upon all other matters pertaining to this Agreement and the other Transaction Documents and its duties thereunder, upon advice of other experts selected by it.  Anything to the contrary notwithstanding, the Agent shall have no obligation whatsoever to any Secured Party to assure that the Collateral exists or is owned by the Debtors or is cared for, protected or insured or that the liens granted pursuant to this Agreement have been properly or sufficiently or lawfully created, perfected, or enforced or are entitled to any particular priority.

(f)            Indemnification.  To the extent that the Agent is not reimbursed and indemnified by the Debtors, the Secured Parties will jointly and severally reimburse and indemnify the Agent, in proportion to their respective principal amounts of Debentures, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Agent in performing its duties hereunder or under this Agreement or any other Transaction Document, or in any way relating to or arising out of this Agreement or any other Transaction Document except for those determined by a final judgment (not subject to further appeal) of a court of competent jurisdiction to have resulted solely from the Agent’s own gross negligence or willful misconduct.  Prior to taking any action hereunder as Agent, the Agent may require each Secured Party to deposit with it sufficient sums as it determines in good faith is necessary to protect the Agent for costs and expenses associated with taking such action.

(g)           Resignation by the Agent.

(i)            (a) The Agent (A) may resign at any time or (B) upon it no longer being a Holder, it must resign, by giving 30 days’ prior written notice to the Debtors and the Secured Parties or (b) if requested in writing by the Required Holders, must immediately resign upon the appointment of a successor Agent pursuant to clause (ii) below, from the performance of all its functions and duties under this Agreement as Agent.  Such resignation shall take effect upon the appointment of a successor Agent pursuant to clauses (ii) and (iii) below.

(ii)           Upon any such notice of resignation or as otherwise provided, the Required Holders, shall appoint a successor Agent hereunder.

(iii)          If a successor Agent shall not have been so appointed within such 30-day period, the Agent shall then appoint a successor Agent who shall serve as Agent until such time, if any, as the Required Holders appoint a successor Agent as provided above.  If a successor Agent has not been appointed within such 30-day period, the Agent may petition any court of competent jurisdiction or may interplead the Debtors and the Secured Parties in a proceeding for the appointment of a successor Agent, and all fees, including, but not limited to, extraordinary fees associated with the filing of interpleader and expenses associated therewith, shall be payable by the Debtors on demand.

(h)           Rights with respect to Collateral.  Each Secured Party agrees with all other Secured Parties and the Agent (i) that it shall not, and shall not attempt to, exercise any rights with respect to its security interest in the Collateral, whether pursuant to any other agreement or otherwise (other than pursuant to this Agreement), or take or institute any action against the Agent or any of the other Secured Parties in respect of the Collateral or its rights hereunder (other than any such action arising from the breach of this Agreement) and (ii) that such Secured Party has no other rights with respect to the Collateral other than as set forth in this Agreement and the other Transaction Documents.  Upon the acceptance of any appointment as the Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent and the retiring Agent shall be discharged from its duties and obligations under this Agreement.  After any retiring Agent’s resignation or removal hereunder as Agent, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent.

17.           Miscellaneous.

(a)           No course of dealing between any Debtor and any Secured Party, nor any failure to exercise, nor any delay in exercising, on the part of any Secured Party, any right, power or privilege hereunder or under the Debentures shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b)           All of the rights and remedies of each Secured Party with respect to the Collateral, whether established hereby or by the Debentures or by any other agreements, instruments or documents or by law shall be cumulative and may be exercised singly or concurrently.

(c)           This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and is intended to supersede all prior negotiations, understandings and agreements with respect thereto.  Except as specifically set forth in this Agreement, no provision of this Agreement may be modified or amended except by a written agreement specifically referring to this Agreement and signed by the parties hereto.

(d)           In the event any provision of this Agreement is held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, unless such provision is narrowed by judicial construction, this Agreement shall, as to such jurisdiction, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable.  If, notwithstanding the foregoing, any provision of this Agreement is held to be invalid, prohibited or unenforceable in any jurisdiction, such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or unenforceability without invalidating the remaining portion of such provision or the other provisions of this Agreement and without affecting the validity or enforceability of such provision or the other provisions of this Agreement in any other jurisdiction.

(e)           No waiver of any breach or default or any right under this Agreement shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default or right, whether of the same or similar nature or otherwise.

(f)            This Agreement shall be binding upon and inure to the benefit of each party hereto and its successors and assigns.

(g)           Each party shall take such further action and execute and deliver such further documents as may be necessary or appropriate in order to carry out the provisions and purposes of this Agreement.

(h)           All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York.  Each party agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and the Debentures (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in New York, New York.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such court or that such proceeding is improper.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a proceeding to enforce any provisions of this Agreement, then the prevailing party in such proceeding shall be reimbursed by the other party for its reasonable attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such proceeding.

(i)            This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Pledge and Security Agreement to be duly executed on the day and year first above written.

COMPANY:

PRB OIL & GAS, INC., A COLORADO
CORPORATION

By:	/s/ William F. Hayworth
Name: William F. Hayworth
Title: President

Address for Notice and Delivery:		With a copy to:
PRB Oil & Gas, Inc.		Douglas R. Wright, Esq.
1875 Lawrence Street, Suite 450		Faegre & Benson LLP
Denver, Colorado 80202		3200 Wells Fargo Center
Telephone:	303 308-1330 ext. 101	1700 Lincoln Street
Facsimile:	303 308-1590	Denver, CO 80203
Attention:	Mr. Robert W. Wright, CEO	Telephone:	303 607-3500
		Facsimile:	303 607-3600

GUARANTORS:

PRB ENERGY, INC., A NEVADA CORPORATION

By:	/s/ William F. Hayworth
Name: William F. Hayworth
Title: President

PRB GATHERING, INC., A COLORADO
CORPORATION

By:	/s/ William F. Hayworth
Name: William F. Hayworth
Title: President
With a copy to:
Address for Notice and Delivery:		Douglas R. Wright, Esq.
c/o PRB Oil & Gas, Inc.		Faegre & Benson LLP
1875 Lawrence Street, Suite 450		3200 Wells Fargo Center
Denver, Colorado 80202		1700 Lincoln Street
Telephone: 303 308-1330 ext. 101		Denver, CO 80203
Facsimile: 303 308-1590		Telephone: 303 607-3500
Attention: Mr. Robert W. Wright, CEO		Facsimile: 303 607-3600

IN WITNESS WHEREOF, the parties hereto have caused this Pledge and Security Agreement to be duly executed on the day and year first above written.

SECURED PARTIES:

DKR SOUNDSHORE OASIS HOLDING FUND LTD.

By:	/s/ Barbara Burger
Name: Barbara Burger
Title: Director

Address for Notice and Delivery:		With a copy to:
1281 East Main Street			McDermott Will & Emery LLP
Stamford, CT 06902			340 Madison Avenue
Telephone: (203) 324-8378			New York, New York 10173
Facsimile: (203) 324-8488			Telephone: (212) 547-5400
Attention: Rajni A. Narasi, Assoc. General Counsel			Facsimile: (212) 547-5444
		Attention:	Stephen E. Older, Esq.
Meir A. Lewittes, Esq.

WEST COAST OPPORTUNITY FUND, LLC

By:	/s/ Atticus Lowe
Name: Atticus Lowe
Title: Chief Investment Officer

Address for Notice and Delivery:			With a copy to:
2151 Alessandro Drive, Suite 1			Catherine DeBono Holmes
Ventura, CA 93001			Jeffer, Mangels, Butler & Marmaro
Telephone: (805) 653-5333			LLP
Facsimile: (805) 648-6488			1900 Avenue of the Stars, 7th Floor
Attention: Atticus Lowe			Los Angeles, California 90067
Telephone: (310) 201-3553
Facsimile: (310) 712-8553

SCHEDULE A

PLEDGED EQUITY

Obligor:

Name of Subsidiary	Number of Shares	Certificate Number	Percentage Ownership
PRB Oil & Gas, Inc.	100	2	100%

Obligor:

Name of Subsidiary	Number of Shares	Certificate Number	Percentage Ownership
PRB Gathering, Inc.	100	1	100%

SCHEDULE B

Commercial Tort Claims

On March 20, 2006, PRB terminated a Farmout and Development Agreement dated August 1, 2005 (“Farmout Agreement”) with Enterra Energy Trust’s wholly-owned subsidiary Rocky Mountain Gas, Inc. (“RMG”).  We are also the designated field operator under a Joint Operating Agreement (“JOA”) with RMG for certain coal-bed methane properties in Wyoming and Montana that are covered by the JOA.  In February 2006, RMG executed 19 authorizations for expenditure to drill and complete the Moyer coal pilot wells. After termination of the Farmout Agreement, PRB, as operator under the JOA, issued a cash call to RMG for RMG’s share of the estimated well costs for nine wells. In addition, after termination of the Farmout Agreement, RMG requested its full working interest in all wells drilled after the termination date. As of March 31, 2006, the outstanding amount due from RMG was $713,000, which we classified as an account receivable.

PRB did not receive payment from RMG for the well costs as required under the JOA and issued a notice of default to RMG.  The default was not cured within the period prescribed by the JOA and, under the JOA, RMG’s interest was relinquished to PRB until the proceeds from the nine Moyer wells equal 300% of the capital expenditures by PRB on RMG’s behalf.  As a result, we reclassified the $713,000 account receivable from RMG as additional costs of oil and gas properties on our June 30, 2006 balance sheet.

On June 22, 2006, RMG filed an arbitration demand against PRB, asserting that the area of mutual interest provision in the terminated Farmout Agreement continues until August 2007 and, therefore, includes the Pennaco acquisition and that we should pay 100% of the costs of drilling the nine Moyer wells for a 50% working interest.  On August 22, 2006, PRB denied RMG’s arbitration claims, and asserted counterclaims against RMG.  The arbitration is scheduled for February 2007.  At this time, we cannot predict the outcome of the arbitration.

We also agreed upon termination of the Farmout Agreement to continue to provide management services until June 30, 2006.  As of June 30, 2006, we had a receivable due from RMG of $386,000 for management services rendered and certain other amounts due from RMG. RMG disputed the amounts due to us. In July 2006, PRB and RMG entered into an interim agreement under which, among other things, RMG paid us $175,000 of the amount due at June 30, 2006.  The remainder of the amount due is to be settled after a review is jointly completed by RMG and PRB of the transactions covered by the agreement.  It is anticipated that this review will be completed by December 31, 2006.  Any remaining disputed expenses will be presented for resolution at the February 2007 arbitration.  No reserve against this remaining balance has been recorded at September 30, 2006, as we believe the balance to be fully collectible.

SCHEDULE C

Principal Place of Business of Debtors:

1875 Lawrence Street, Suite 450

Denver, CO  80202

812 E. 4th Street

Gillette, WY  82716

Locations Where Collateral is Located or Stored:

Denver, CO

Phillips County, CO

Sedgwick County, CO

Perkins County, NE

Chase County, NE

Dundy County, NE

Keith County, NE

Deuel, NE

Campbell County, WY

[More specific information as to the Location of the Collateral is available on Annex A to the Post-Closing Security Letter Agreement entered into on the Closing date by and among the Secured Parties and the Debtors.]

ANNEX A